To : The U.S. Securities & Exchange Commission
Cc : Ms Kammy Yuen – The Bank of New York, Hong Kong
Ms Kathy Jiang – The Bank of New York, New York, USA

82-1072

The Standard (Monday, 15 August 2005)

05010794

SUPPL

...ge of Hong Kong Limited takes no responsibility for the contents of this ...kes no representation as to its accuracy or completeness and expressly ... any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Television Broadcasts Limited

(Incorporated in Hong Kong with limited liability)

Stock Code: 511

COMPLETION OF FIRST CLOSING

ANNOUNCEMENT

Reference is made to the announcement (the "Announcement") of Television Broadcasts Limited (the "Company") dated 27 July 2005. The Company announces that completion of the First Closing took place on 12 August 2005.

Reference is made to the announcement (the "Announcement") of Television Broadcasts Limited (the "Company") dated 27 July 2005 in relation to the extension to 12 August 2005 of the Long Stop and First Closing Dates (as defined in the Announcement) of the sale and purchase agreement entered into by TVB Satellite TV Holdings Limited, a wholly owned subsidiary of the Company, for the sale to Enjoy Profits Limited and Dr. Chan Kwok Keung, Charles of 520,747,500 shares and 21,255,000 shares, respectively of Galaxy Satellite TV Holdings Limited ("Galaxy"), representing 49% and 2%, respectively, of the total issued share capital of Galaxy.

The board of directors of the Company wishes to announce that all conditions precedent to the First Closing were fulfilled and consequently, completion of the First Closing took place on 12 August 2005.

By Order of the Board
Mak Yau Kee Adrian
Company Secretary

12 August 2005, Hong Kong

As at the date of this announcement, the directors of the Company are:

Sir Run Run Shaw, G.B.M. *(EXECUTIVE CHAIRMAN)*
Dr. Norman Leung Nai Pang, G.B.S., LL.D, J.P. *(EXECUTIVE DEPUTY CHAIRMAN)*
Mona Fong *(DEPUTY CHAIRPERSON)*
Louis Page *(MANAGING DIRECTOR)*
Dr. Chow Yei Ching, G.B.S.
Ho Ting Kwan
Christina Lee Look Ngan Kwan
Chien Lee*
Dr. Li Dak Sum, DSSc. (Hon.), J.P. *
Kevin Lo Chung Ping
Robert Sze Tsai To*
Anthony Hsien Pin Lee (alternate director to Christina Lee Look Ngan Kwan)

* *Independent non-executive directors*

d 20